Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-283688

CALAMOS AKSIA PRIVATE EQUITY AND ALTERNATIVES FUND

(the “Fund”)

Supplement dated October 21, 2025

to the Fund’s Prospectus and Statement of Additional Information dated June 30, 2025

This supplement updates certain information contained in the Fund’s prospectus and statement of additional information and should be attached to the prospectus and statement of additional information, as applicable, and retained for future reference.

Capitalized terms not defined herein have the same meaning as in the Fund’s prospectus and statement of additional information, as applicable.

Effective immediately, the Fund’s prospectus is amended as set forth below:

The “Industry” sub-section found in the “INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES – Investment Opportunities and Strategies – Private Equity Investments” section on page 24 of the prospectus is deleted in its entirety and replaced with the following:

Industry. The Fund expects to invest in Private Equity Investments in a wide range of industries, including but not limited to information technology, healthcare, industrials, consumer discretionary, financial, communication services, energy, materials, real estate, utilities and consumer staples.

Effective immediately, the Fund’s statement of additional information is amended as set forth below:

The following sub-sections are added to the statement of additional information under the heading “INVESTMENT OBJECTIVE, POLICIES AND RISKS”:

Oil and Gas Investments

The Fund may invest indirectly in, and be exposed to risks relating to, investments in companies in the oil and gas sector. The profitability of companies in the oil and gas sector is related to worldwide energy prices, including all sources of energy, and exploration and production spending. The price of energy, the earnings of companies in the oil and gas sector, and the value of such companies’ securities can be extremely volatile. Such companies are also subject to risks of changes in commodity prices, interest rates, exchange rates and the price of oil and gas, government regulation, world events, negative perception, depletion of resources, development of alternative energy sources, technological developments, labor relations and general economic conditions, as well as market, economic and political risks of the countries where oil and gas companies are located or do business. Oil and gas companies operate in a highly competitive and cyclical industry, with intense price competition. A significant portion of their revenues may depend on a relatively small number of customers, including governmental entities and utilities.

Infrastructure Investments

The Fund may invest indirectly in infrastructure assets, which may be related to physical structures and networks that provide necessary services to society, such as transportation and communications networks, water and energy utilities, and public service facilities. Securities, instruments and obligations of infrastructure-related companies and projects are more susceptible to adverse economic or regulatory occurrences affecting their industries. Infrastructure companies may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Infrastructure companies and projects also may be affected by or subject to (i) regulation by various government authorities, including rate regulation; (ii) service interruption due to environmental, operational or other mishaps; (iii) the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards; and (iv) general changes in market sentiment towards infrastructure and utilities assets.

Political and regulatory considerations and popular sentiments can also impact the ability to buy or sell investments in infrastructure assets on favorable terms. Infrastructure assets can have a narrow customer base. Should any of the customers or counterparties fail to pay their contractual obligations, significant revenues could cease and become irreplaceable. This would affect the profitability of the infrastructure assets. Infrastructure projects are generally heavily dependent on the operator of the assets. There are a limited number of operators with the expertise necessary to successfully maintain and operate infrastructure projects. The insolvency of the lead contractor, a major subcontractor or a key equipment supplier could result in material delays, disruptions and costs that could significantly impair the financial viability of an infrastructure investment project.

Real Estate Infrastructure Risks

Some of the Fund’s investments may be indirectly subject to the risks inherent in the ownership and operation of assets or business which derive value from real estate and real estate-related interests. These types of underlying interests are typically illiquid. Deterioration of real estate fundamentals may negatively impact the performance of such investments. Such changes in fundamentals could involve fluctuations as a result of general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, changes in environmental and zoning laws, casualty or condemnation losses, environmental liability, regulatory limitations on rents, changes in neighborhood values, changes in the appeal of properties to tenants, the availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, natural disasters, increase in interest rates and other factors.

All references to Sharmila Kassam throughout the Fund’s statement of additional information are hereby removed. The board of trustees (the “Board”) has appointed Christopher M. Toub to serve on the Board effective September 2, 2025 as an Independent Trustee. Mr. Toub will serve on the Audit, Nominating and Governance and Independent Trustees Committees.

The following sub-section is added to the statement of additional information in the “MANAGEMENT OF THE FUND – Biographical Information and Discussion of Experience and Qualifications, etc. – Independent Trustees” section on page 23:

Christopher M. Toub

Mr. Toub serves as an Independent Trustee on the boards of registered investment companies in the Fund complex since 2019. He has more than 25 years of experience in the financial services industry and previously served as Director of Equities at AllianceBernstein LP and as Chairman and CEO of AllianceBernstein Limited.

Mr. Toub earned his bachelor's degree from Williams College and an MBA from Harvard Business School.

The following information about Mr. Toub is added to the statement of additional information to the “Independent Trustees” section of the table under the heading “Board of Trustees and Officers - Trustees” on page 19:

Name, address(1) and age	Position(s) Held with the Fund	Term Of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee
Christopher M. Toub (1959)	Trustee	Indefinite Length — Since September 2025	Private investor; formerly Director of Equities, Alliance Bernstein LP (until 2012)	72	None

(1) The address of each Trustee is care of the Secretary of the Fund at 2020 Calamos Court, Naperville, IL 60563.

(2) “Interested person,” as defined in the 1940 Act, of the Fund. John Koudounis and Jim Vos are each an interested person of the Fund due to their affiliation with Calamos and Aksia, respectively.

(3) The term “Fund Complex” means two or more registered investment companies that share the same investment advisor or have an investment advisor that is an affiliated person of the investment advisor of any of the other registered investment companies or hold themselves out to investors as related companies for the purpose of investment and investor services.

All references to Jacqueline Sinker throughout the Fund’s statement of additional information are hereby removed. The Board has appointed Walter Kelly to serve as the Fund’s Chief Compliance Officer effective August 14, 2025. The following information about Mr. Kelly is added to the statement of additional information to the table under the heading “Board of Trustees and Officers - Officers” beginning on page 20:

Name, address(1) and age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Walter Kelly (1970)	Chief Compliance Officer	Indefinite Length — Since August 2025	Senior Vice President, Chief Compliance Officer - Calamos Funds (since 2025), Co-Chief Compliance Officer - Calamos Advisors; prior thereto, General Counsel, Cedar Pine, LLC (2021-2025); Chief Compliance Officer SBB Research Group, LLC (2021-2025); Managing Director Nuveen Investments (since 2017), formerly, Senior Vice President (2008-2017) and Chief Compliance Officer Nuveen Funds (2006-2020).

(1) The address of each officer is care of the Secretary of the Fund at 2020 Calamos Court, Naperville, IL 60563.

Please keep this Supplement for future reference.